UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. ________7_______)*
Capella Education Company
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
139594105
(CUSIP Number)
December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 139594105	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Stephen G. Shank
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER (See Item No. 4)
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,276,113 (See Item No. 4)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER (See Item No. 4)
WITH:	8	SHARED DISPOSITIVE POWER 1,276,113 (See Item No. 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,276,113 (See Item No. 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.33% (See Item No. 4)
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.	(a)	Name of Issuer
Capella Education Company
	(b)	Address of Issuer's Principal Executive Offices
Capella Tower
225 South 6th Street, 9th Floor
Minneapolis, MN 55402

Item 2.	(a)	Name of Person Filing
Stephen G. Shank
	(b)	Address of Principal Business Office or, if none, Residence
Capella Tower
225 South 6th Street, 9th Floor
Minneapolis, MN 55402
	(c)	Citizenship
United States
	(d)	Title of Class of Securities
Common Stock, Par Value $0.01 Per Share
	(e)	CUSIP Number
139594105

Item 3.	If this statement is filed pursuant to §§ 240.13d‑1(b) or 240.13d‑2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act;
	(b)	☐ Bank as defined in section 3(a)(6) of the Act;
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act;
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940;
	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d‑1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d‑1(b)(1)(ii)(G);
	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐ Group, in accordance with § 240.13d‑1(b)(1)(ii)(J);
	(k)	☐ Group, in accordance with § 240.13d‑1(b)(1)(ii)(K);

If filing as part of a non-U.S. institution in accordance with § 240.13d‑1(b)(1)(ii)(J), please specify the type of institution: ____________________________

Item 4.	Ownership
	(a)	Amount Beneficially Owned: 1,276,113*
	(b)	Percent of Class: 10.33%*
	(c)	Number of shares as to which such person has
		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 1,276,113*
		(iii)	Sole power to dispose of to direct the disposition of: 0
		(iv)	Shared power to dispose of to direct the disposition of: 1,276,113*

* Consists of (1) 761,825 shares beneficially held by the Stephen G. Shank Revocable Trust, of which Mr. Shank is a trustee; (2) 85,000 shared beneficially held by the Stephen G. Shank September 2013 7-Year Grantor Retained Annuity Trust, the trustee of which is Mary Shank Retzlaff, the reporting person’s daughter; (3) 85,000 shared beneficially held by the Judith F. Shank September 2013 7-Year Grantor Retained Annuity Trust, the trustee of which is Susan Shank, the reporting person’s daughter; (4) 166,850 shares beneficially held by the Shank Family 2011 Generation Skipping Trust, the trustees of which are Wells Fargo Bank, NA and Judith F. Shank, the reporting person’s spouse; (5) 4,735 shares beneficially held by the Shank Family Foundation, of which Mr. Shank is a trustee; and (6) 172,703 shares beneficially held by the Judith F. Shank Revocable Trust, of which Mr. Shank is a trustee. As a result, Mr. Shank has shared voting and shared dispositive power over 1,276,113 shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Not applicable.

Instruction.	Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2014
Date /s/ Stephen G. Shank
Signature Stephen G. Shank
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)